makro

MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

São Paulo, February 25th, 2002.

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Makro Atacadista S.A. (File Nº 82-4095) Information Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Makro Atacadista S.A. (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange or the Rio de Janeiro Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3745-2818.

Sincerely,

Rubens Batista Jr.
Financial and Investor Relations Director

dlw 3/1

Enclosures

makro

MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

Schedule I

List of information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and which was made public thereby of (c) distributed or is required to distribute to its security holders.

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2. Minutes of the Extraordinary General Meeting of Shareholders held on February 25th, 2002 (English translation attached as Exhibit 2).

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(FREE TRANSLATION)

MAKRO ATACADISTA S/A

PUBLIC COMPANY

C.N.P.J.M.F. NR. 47.427.653/0001-15

NIRE NR. 353.001.140-60

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON FEBRUARY 25, 2002

Date, Time and Place: February 25, 2002, at 2:00 p.m., at the company's head office at Rua Carlos Lisdegno Carlucci, 519, in the city of São Paulo, State of São Paulo. **Attendance:** shareholders representing the majority of the share capital of the company. **Presiding:** Carlos Filipe de França Teixeira, Interim President of the Board of Directors and Advisory Board of the company; Andréa Saraiva Grivol, Secretary. **Invited:** Sergio Giorgetti, Chief Executive Officer, and Rubens Batista Junior, Finance and Investor Relations Director – Makro Atacadista S.A. **Call notice:** all shareholders duly called by notice published in the newspapers "Diário Oficial do Estado de São Paulo" and "Diário do Comércio e Indústria - DCI" on February 15, 16 and 19, 2002. **Agenda: (a)** election of Mr. Antonio Abigail Colmenares Viquendi as President of the Board of Directors and Advisory Board of the Company. **(b)** other subjects of the Company's interest. **Resolutions Unanimously Taken**: **(a)** ratified the indication made by the Board of Directors and Advisory Board of the Company in a meeting held on May 21, 2001, the election of Mr. Antonio Abigail Colmenares Viquendi, Venezuelan, married, industrial engineer, bearer of identity card R.N.E. nr. V333457-N and enrolled in the Individual Taxpayer's Register ("C.P.F") under nr. 228.319.028-27, with offices at Rua Carlos Lisdegno Carlucci, 519, São Paulo, SP - CEP 05536-900, was approved to take the office of President of the Board of Directors and Advisory Board of the Company, with a term of office until April 2002. Mr. Colmenares having taken charge of said office in the terms of law and the Company's Bylaws herewith states that he has not incurred in any of the crimes foreseen by Law which could prevent him from practicing commercial activities. As a consequence of the election of Mr. Antonio Abigail Colmenares Viquendi to hold the office of President of the Board of Directors and Advisory Board of the Company, Mr. Carlos Filipe de França Teixeira will continue to hold the office of member of both Boards. **Drawing-up and Reading of the Minutes**: as there were no other matters for discussion, the floor was offered to whomever wished to take it and, as no one did, the work was ended and the meeting suspended for the period required to draw up these minutes in the proper book, which, upon reopening of the meeting, were read, approved and signed by all those present. **Date**: São Paulo, February 25, 2002. **Presiding**: Interim President of the Company's Board of Directors, Carlos Filipe de

França Teixeira; Andréa Saraiva Grivol, Secretary. **Invited**: Sergio Giorgetti, Chief Executive Officer and Rubens Batista Junior, Financial and Investor Relations Director - Makro Atacadista S.A. **Shareholders present**: Orkam South America Holding A.G., p.p. Carlos Filipe de França Teixeira; CARLOS FILIPE DE FRANÇA TEIXEIRA. I certify that this is a true copy of the minutes drawn up in the proper book.

Andréa Saraiva Grivol - OAB/SP nº 96.518 - State of São Paulo Section.

Andréa Saraiva Grivol
OAB/SP nº 96.518

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